Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205546

October 20, 2015

65,306,122 Shares

Albertsons Companies, Inc.

Common Stock

This free writing prospectus relates only to this offering and updates, and should be read together with, the preliminary prospectus dated October 2, 2015 (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No.  333-205546) (the “Registration Statement”) which may be accessed on the SEC website through the following link: http://www.sec.gov/Archives/edgar/data/1646972/000119312515335826/d900395ds1a.htm

All references to captions correspond to captions in the Preliminary Prospectus. References to “we,” us,” “our company,” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The following information updates and supplements the Preliminary Prospectus.

Preliminary Second Quarter Results

Although our results of operations for the second quarter ended September 12, 2015 are not yet finalized, the following unaudited information reflects our preliminary expectations with respect to such results based on information currently available to management. The financial information for the second quarter ended September 4, 2014, with the exception of pro forma identical store sales growth, does not give pro forma effect to the Safeway acquisition. Fuel sales are excluded from identical store sales on an actual and pro forma basis.

We estimate that our identical store sales growth, on a pro forma combined basis, will be 4.4% for the second quarter of fiscal 2015 over the second quarter of fiscal 2014 comprised of identical stores sales growth for the second quarter of fiscal 2015 of 2.9% for the Legacy Albertsons Stores, 9.7% for the SVU Albertsons Stores, 1.8% for the NAI Stores and 4.8% for the Safeway stores (including Safeway’s Eastern Division, now owned by NAI). After adjusting for the positive sales impact during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores in one of our divisions within NAI, our estimated second quarter of fiscal 2015 identical store sales growth would have been 5.2% on a pro forma combined basis and also 5.2% for the NAI Stores.

We estimate that net sales, on an actual basis, will be approximately $13.4 billion for the second quarter of fiscal 2015 as compared to $5.6 billion for the second quarter of fiscal 2014. This represents sales growth on an actual basis of approximately $7.8 billion, or 140%, over the second quarter of fiscal 2014. The growth in sales was driven primarily by the additional stores acquired as part of the Safeway acquisition and 3.9% growth in identical store sales (excluding the Safeway stores, which are not considered identical on an actual basis), partially offset by reduced sales due to the stores sold in the first quarter of 2015 as a part of the FTC divestiture process in connection with the Safeway acquisition. After adjusting for the positive sales impact resulting from the competitor labor dispute discussed above, our estimated second quarter of fiscal 2015 identical store sales increase would have been 5.7% on an actual basis (excluding the Safeway stores, which are not considered identical on an actual basis).

The identical stores sales growth was driven by increases in both customer traffic and average ticket size. We believe, consistent with our prior trends, that the implementation of our playbook, together with other factors, including improved economic conditions and consumer confidence, were the primary factors in the identical store sales growth.

We estimate that gross profit and gross profit margin will be approximately $3.6 billion and 26.6%, respectively, for the second quarter of fiscal 2015 as compared to $1.5 billion and 27.2%, respectively, for the second quarter of fiscal 2014. The reduction in gross profit margin is primarily driven by the increase in low-margin fuel sales from the acquired Safeway fuel centers.

We estimate that operating loss will be approximately $9 million for the second quarter of fiscal 2015, as compared to operating income of $37 million for the second quarter of fiscal 2014. The decrease in operating income was primarily driven by additional costs related to the Safeway acquisition and the related FTC-mandated divestitures to Haggen Holdings, LLC (“Haggen”), as provided in the reconciliation below, partially offset by increases in operating income from the additional Safeway stores and improved store operations.

We estimate that interest expense will be approximately $224 million for the second quarter of fiscal 2015 as compared to $102 million for the second quarter of fiscal 2014. The increase in interest expense was primarily due to higher average borrowings in the second quarter of 2015 as compared to the second quarter of 2014 as a result of the Safeway acquisition.

We estimate that loss before income taxes will be approximately $228 million for the second quarter of fiscal 2015 as compared to $86 million for the second quarter of fiscal 2014. This increase in loss before income taxes is primarily driven by the lower operating income and higher interest expense discussed above.

We estimate that Adjusted EBITDA will be approximately $570 million for the second quarter of fiscal 2015 as compared to $217 million for the second quarter of fiscal 2014. The increase of $353 million in the second quarter of fiscal 2015 as compared to the second quarter of fiscal 2014 primarily reflects contributions from the Safeway stores as well as improvements in store operations. Adjusted EBITDA, as a percentage of net sales, will be approximately 4.2% for the second quarter of fiscal 2015 as compared to 3.9% for the second quarter of fiscal 2014.

EBITDA and Adjusted EBITDA Description and Reconciliation

For the definitions of EBITDA and Adjusted EBITDA, see the sections entitled “—Non-GAAP Financial Measures” and “—Summary Consolidated Historical and Pro Forma Financial and Other Data” in this prospectus.

EBITDA and Adjusted EBITDA are non-GAAP performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside GAAP measures such as net income, operating income and gross profit. These non-GAAP financial measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe EBITDA and Adjusted EBITDA provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Some of these limitations are further described in the sections entitled “—Non-GAAP Financial Measures” and “—Summary Consolidated Historical and Pro Forma Financial and Other Data” in this prospectus.

The table set forth below is a reconciliation of Net loss to Adjusted EBITDA (in millions) for the second quarter of fiscal 2015 (estimated) and fiscal 2014 (actual):

	Second Quarter
(Unaudited, in millions)	Fiscal 2015 (1) Estimated	Fiscal 2014 Actual
Net loss	$(170)	$(70)
Depreciation and amortization	369	154
Interest expense, net	224	102
Income tax benefit	(58)	(16)

EBITDA	$365	$170
Loss on interest rate and commodity hedges, net	2	21
Acquisition and integration related costs (2)	107	7
Non-cash equity-based compensation expense	12	2
Net loss on property dispositions, asset impairments and lease exit costs (3)	54	8
LIFO expense	5	12
Facility closures and related transition costs (4)	7	—
Other (5)	18	(3)

Adjusted EBITDA	$570	$217

(1)	Includes results for the stores acquired in the Safeway acquisition.
(2)	Primarily includes costs related to acquisitions, integration of acquired businesses, adjustments to tax indemnification assets and liabilities and losses on acquired contingencies in connection with the Safeway acquisition.
(3)	Second quarter of fiscal 2015 includes additional losses of $41 million related to the Haggen divestitures and its related bankruptcy.
(4)	Includes costs related to facility closures and the transition to our decentralized operating model.
(5)	Primarily includes non-cash lease adjustments related to deferred rents and deferred gains on leases as well as amortization of unfavorable leases on acquired Safeway surplus properties. Also includes costs related to our data breach, non-cash adjustments related to our Casa Ley contingent value right, and non-cash pension and post-retirement expense, net.

Albertsons Companies, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Albertsons Companies, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone at (866) 471-2526, facsimile at (212) 902-9316, or e-mail at prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, by telephone at (866) 500-5408; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 800-831-9146; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. The information included in this free writing prospectus does not purport to be a complete description of the securities or of the offering and should be read together with the Preliminary Prospectus.